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                                                                EXHIBIT 23.01






                         INDEPENDENT AUDITORS' CONSENT


To the Board of Directors of
Entercom Communications Corp.
Bala Cynwyd, Pennsylvania



We consent to the use in this Amendment No. 4 to Registration Statement No. 333-61381 of Entercom Communications Corp. of our report dated December 31, 1998 (January 26, 1999 as to Notes 10 and 13) (which expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in
Note 14), appearing in the Prospectus, which is a part of this Registration Statement, and of our report dated December 31, 1998 (January 26, 1999 as to Notes 10 and 13) related to the financial statement schedule included elsewhere in this Registration Statement.


We also consent to the reference to us under the heading "Experts" in such Prospectus.



Deloitte & Touche LLP
Philadelphia, Pennsylvania
January 26, 1999